Exhibit 2

FOR IMMEDIATE RELEASE	14 March 2019

WPP PLC (“WPP”)

Directors’ Interests

WPP was notified on 14 March 2019 of changes in the share ownership of the executive directors of the company, pursuant to the vesting of the 2016 Performance Share Award (“PSA”) granted in 2017 and the 2014 Executive Performance Share Plan (“EPSP”) granted in 2014.

On 11 March 2019, Mark Read became entitled to receive 28,126 ordinary shares pursuant to his PSA granted in 2017. On 11 March 2019, Mark Read sold 13,246 of these ordinary shares, at a price of £8.54583 per ordinary share, to cover the UK tax liability arising on the award. Mark Read has retained 14,880 of these ordinary shares.

Mark Read’s 2016 PSA represents the portion of his 2016 bonus awarded in WPP shares.

On 13 March 2019, Mark Read became entitled to receive 27,228 ordinary shares pursuant to his EPSP granted in 2014. On 13 March 2019, Mark Read sold 12,823 of these ordinary shares, at a price of £8.5606 per ordinary share, to cover the UK tax liability arising on the award. Mark Read has retained 14,405 of these ordinary shares.

On 13 March 2019, Paul Richardson became entitled to receive 16,374 ADRs pursuant to his 2014 EPSP granted in 2014. On 13 March 2019, Paul Richardson sold all of these ADRs, at a price of US$ 56.25941 per ADR.

The 2014 EPSP measured performance achievement equally across three key metrics: Total Shareholder Return, Return on Equity and Earnings Per Share, over a five-year period from 1 January 2014 to 31 December 2018. The arithmetic application of the EPSP metrics has resulted in a vesting of 33.3% of the maximum.

At today’s date, Mark Read’s holding in WPP is 168,772 ordinary shares and Paul Richardson’s holding in WPP is the equivalent of 1,068,240 ordinary shares (all being in WPP ADRs).

Contact:

Chris Wade, WPP +44(0) 20 7282 4600

Richard Oldworth, Buchanan Communications +44 (0)7710 130634

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